P&O

Established 1837

04012708

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094 (3-6)~~, 450 Fifth Street
Washington
D.C. 20549
USA

SEC MAIL RECEIVED FEB - 9 2004 WASH, D.C.

82-2083

SUPPL

2 February 2004

Dear Sirs

P&O NEDLLOYD
- LISTING ACHIEVES MAJOR STRATEGIC OBJECTIVE
- UPDATE ON CURRENT TRADING AND FUTURE DIVIDEND POLICY

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

enc

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME) ON
MONDAY 2 FEBRUARY 2004

Not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, Ireland, South Africa or Japan.

P&O NEDLLOYD TO BECOME INDEPENDENT AND LISTED

P&O and Royal Nedlloyd N.V. ("Nedlloyd") announce that agreement has been reached for Nedlloyd to acquire P&O's 50% interest in P&O Nedlloyd Container Line Limited ("PONL"). Nedlloyd will be renamed Royal P&O Nedlloyd N.V. ("Royal P&O Nedlloyd") upon completion of the transaction.

As consideration, P&O will receive approximately €215 million (£147 million) cash and a 25% interest in Royal P&O Nedlloyd post completion of the rights issue referred to below. The total consideration has a value of approximately €485 million (£331 million), based on Royal Nedlloyd's share price at closing of business on 30 January 2004. P&O has agreed to retain its 25% equity stake in Royal P&O Nedlloyd for a minimum of six months following the transaction.

Nedlloyd proposes to fund the cash consideration from an approximately €190 million rights issue with the balance being paid from existing cash resources. The rights issue is fully underwritten by a syndicate of banks subject to, amongst other conditions, satisfactory completion of due diligence.

The transaction is subject to approval by Nedlloyd's and P&O's shareholders, completion of the rights issue, regulatory approvals and admission of the rights issue shares and the shares that are to be issued to P&O for listing on Euronext Amsterdam.

It remains the intention of Nedlloyd to dispose of its 50% interest in Martinair as previously indicated to the market.

Highlights of the transaction

- The status of PONL will effectively be transformed from a joint venture to an independent listing, with its operational headquarters in London.
- PONL will benefit from increased strategic and financial flexibility to grow and develop its position as one of the leading global container shipping companies.
- Royal P&O Nedlloyd will have a simplified corporate governance structure with a one tier board and one class of share capital.
- The transaction meets the objectives of both P&O and Royal Nedlloyd N.V.
- The management team – led by recently appointed CEO Philip Green – will be able to focus on positioning the company to capitalise on the current upswing in the container shipping industry cycle.

New corporate and new management structure

Royal P&O Nedlloyd will consolidate PONL as a 100% subsidiary. PONL will continue to operate using its existing trade name 'P&O Nedlloyd'. The transaction will have no impact on PONL's business, its employees or its day-to-day operations and services provided to its customers. Royal P&O Nedlloyd will have its headquarters in Rotterdam. The current two-tier corporate governance structure of Nedlloyd, consisting of both a Supervisory Board and an Executive Board, will be replaced by a one-tier board.

The board of Royal P&O Nedlloyd will consist of two executive directors and seven non-executive directors. The executive directors will comprise the Chief Executive Officer, Philip Green, and a Chief Financial Officer. The non-executive directors will be Andrew Land (Chairman), Neelie Kroes, Haddo Meijer, Robert Woods, Nick Luff (the latter two being nominated by P&O) and two independent appointees. Lord

Sterling and Leo Berndsen, who had jointly established the PONL joint venture, have decided that this is the appropriate time to stand down.

If P&O sells part of its equity interest in Royal P&O Nedlloyd but remains above 15%, then one of the P&O nominated non-executive directors will step down from the Board. If P&O sells its equity interest in Royal P&O Nedlloyd below 15%, then the second P&O nominated director will step down from the Board.

Chairman/Chief Executive comments

Lord Sterling, Chairman of P&O said: "This transaction achieves P&O's key strategic objective and is good news for our stockholders. It is also good news for P&O Nedlloyd which will be able to use its new independence to reinforce its position as one of the world's leading container shipping companies."

Haddo Meijer, Chief Executive Officer of Nedlloyd said: "This is an exciting development for Nedlloyd and its shareholders as through this one-step transformation we will be able to meet the objective of effectively creating an independent listing for P&O Nedlloyd and we strongly recommend to our shareholders to support this transaction."

Andrew Land, Chairman designate of Royal P&O Nedlloyd said: "We are pleased that we and P&O have come to this agreement. We believe that the restructuring of P&O Nedlloyd's ownership is in the best interest of all stakeholders. This new structure will result in a strong independent container shipping company well-positioned for future growth."

Philip Green, Chief Executive Officer designate of Royal P&O Nedlloyd said: "I am very excited for everybody in P&O Nedlloyd and the opportunities it brings. The new Royal P&O Nedlloyd structure will be an ideal platform to build on the considerable achievements of the last few years and will provide flexibility and independence for

management to focus on moving the company forward efficiently. This is supported by the favourable industry environment."

P&O Nedlloyd Trading & Outlook

The positive trend indicated in the Q3 2003 press release continued in Q4 2003. At 30 September 2003, the unaudited net assets of PONL were US$1.2 billion (€1.0 billion). PONL believes that the supply/demand balance in the industry is favourable and hence the outlook is positive.

Timetable

The full year 2003 results for Nedlloyd, P&O and PONL are scheduled to be announced for 4 March 2004. Royal Nedlloyd and P&O will each convene an EGM of their respective shareholders to vote on the proposed transaction. These meetings are expected to be held in March/April. Completion of the transaction and the rights issue is expected in the course of April/May 2004.

Further information:

Peter Smith, Director, Communications and Strategy, P&O +44 (0)20 7930 4343
Andrew Lincoln, Manager, Investor Relations and Strategy, P&O +44 (0)20 7321 4490
Cor Radings, Corporate Public Relations, Nedlloyd +31 (0)626 316 854
Léon Albers, Investor Relations, Nedlloyd +31 (0)10 400 6911 / +31 (0)620 245 223
Gill Samuel, Director Corporate Communications, P&O Nedlloyd +44 (0)777 477 2133

in the United States unless registered under the Securities Act of 1933 or pursuant to an exemption from such registration. There will be no public offer of Rights or Shares in the United States.

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. The offer to acquire shares in Royal Nedlloyd N.V. pursuant to the proposed rights issue will be made solely on the basis of information that will be contained in the prospectus to be published in connection with such issue.

(ends)

P&O

News Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME) ON MONDAY 2 FEBRUARY 2004

Not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, Ireland, South Africa or Japan.

P&O NEDLLOYD LISTING ACHIEVES MAJOR STRATEGIC OBJECTIVE

UPDATE ON CURRENT TRADING AND FUTURE DIVIDEND POLICY

P&O Nedlloyd to become independent and listed

P&O has separately announced today that it has signed agreements with Royal Nedlloyd N.V. for Royal Nedlloyd N.V. to acquire P&O's 50% stake in P&O Nedlloyd (PONL) for a consideration of €215 million (£147 million) cash and a 25% interest in the new company Royal P&O Nedlloyd N.V.

This transaction achieves the company's key strategic objective. P&O is selling half its holding in PONL for cash, effectively at book value. P&O's 25% residual shareholding will enable P&O to participate in any further upside in the container shipping industry. The new corporate structure will give PONL independence and therefore increased flexibility to grow and develop its position as one of the leading global container shipping companies.

Based on the share price of Royal Nedlloyd N.V. at the close of trading on 30 January, the total consideration is valued at approximately £331 million. The transaction results in a reduction in P&O's group net equity of approximately £8 million before transaction costs and other items. Under UK GAAP requirements, £44 million of goodwill previously written off will be reported within the profit and loss account resulting in a total loss on disposal of £52 million to be reported in the accounts for 2004.

P&O intends to use the cash consideration to reduce Group net debt. In addition, P&O's share of debt in joint ventures and associates will be reduced by approximately £70 million.

P&O current trading and dividends

P&O's preliminary results for the year ended 31 December 2003 will be announced on 4 March 2004. Overall trading remains consistent with the Board's expectations at the time of the third quarter trading update on 13 November. In particular, for the full year 2003, Ports container volumes grew by 27% with 20% organic growth (details in Notes to editors). The Board expects to confirm that the final dividend for the year ended 31 December 2003 will remain unchanged at 9p per £1 nominal of deferred stock to give a total of 13.5p for the year. In 2004, Ports is continuing to experience strong growth although the difficult trading environment for Ferries shows little sign of improvement.

Corporate strategy

P&O remains committed to directing capital to the strongest growth areas of its business where it has a competitive advantage and exiting from or reducing investment elsewhere. Over the last four years, the restructuring process has included:

- the disposal of £650 million of investment property;
- the demerger of the cruise business, with the value of that business having subsequently increased from £2 billion to £5 billion;
- the sale of Contract Logistics for £152 million;
- the disposal of P&O's bulk shipping business for £150 million; and
- the sale of P&O's 50% share in International Offshore Services for £51 million.

Over the same period, P&O has invested approximately £800 million in the ports business, including £350 million in 2003. These steps have created substantial value for P&O stockholders and created the foundation for strong earnings in the years to come.

The company is continuing the restructuring process and in particular is targeting £250 million of property disposals in 2004. To date, disposals of £30 million have been agreed and a further £140 million are in the hands of agents.

P&O is one of the world's leading container terminal operators with over half of its investment in the Asian region, which is seeing the benefits of the strong growth in trade, driven primarily by the economic development of China. The company expects to continue to invest approximately £200 million a year going forward. Once this transaction is completed, Ports will account for around two thirds of the Group's operating profit.

Future dividend policy

Today's announcement concerning PONL represents a further but fundamental step in transforming P&O into a company focused primarily on a rapidly growing international Ports business. Based on market forecasts for P&O and PONL, in 2004 the transaction will be earnings dilutive, reflecting the current strong trading conditions in container shipping.

Against this background, the company believes that now is the appropriate time at which to rebase the dividend to a level consistent with the more focused, higher growth business that P&O is becoming and to provide P&O with the maximum resources to take advantage of the attractive opportunities in the Ports business. Consequently, in the absence of unforeseen circumstances, the Board intends to declare dividends for the year ending 31 December 2004 of 9p per £1 nominal of deferred stock, with a 3p interim dividend and a 6p final dividend. This will give the company greater investment flexibility and provide the basis for a progressive dividend policy going forward.

Commenting on the decision, P&O Chairman, Lord Sterling, said "The P&O Nedlloyd transaction is a decisive step in the transformation of P&O into a high growth company which is ideally placed to benefit from the continuing major expansion in world trade.

Our future dividend policy will achieve an appropriate balance between distributions to our stockholders and maximising our investment opportunities for future growth."

A presentation for analysts and investors will be held at 9:15am today at Panmure Gordon, Woolgate Exchange, 25 Basinghall Street, London EC2V.

Further information: Peter Smith, Director, Communications and Strategy
+44 (0)20 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
+44 (0)20 7321 4490

Notes to editors:

1. Ports throughput, 2003

	Throughput(1) (TEU(2) '000)	
Region	**2003**	**2002**
Asia	4,631	3,739
Americas	1,780	1,240
Europe	3,246	2,513
ANZ	1,688	1,457
Total	**11,345**	**8,949**

(1) Throughput is reported on an equity-adjusted basis i.e. 100% of volumes through subsidiaries plus the equity share of associate and joint venture volumes. Therefore equity-adjusted throughput recognises the actual volume that contributes to P&O Ports' earnings as reported in its profit and loss statement.

(2) TEU = twenty foot equivalent unit. This is a standard size of container and a common measure of capacity in the container logistics business.

2. PONL is one of the world's leading shipping lines and an international logistics provider. It is currently a 50/50 joint venture between P&O and Royal Nedlloyd N.V. and was formed in December 1996. PONL operates over 150 vessels, totalling over 400,000 teu. Its global liner network offers over 80 service routes and provides connections to more than 230 main ports. For the nine months to 30 September 2003, PONL reported an unaudited loss before tax of $33 million. For the full year 2002, PONL reported a loss before tax of $293 million.

3. Royal Nedlloyd N.V., with headquarters in Rotterdam, is a holding company with 50% interests in both PONL and Martinair Holland N.V., a passenger and cargo charter airline company in which Royal Dutch Airlines (KLM) holds the other 50% of the shares. The transaction announced today includes an adjustment mechanism for Martinair so that there is no impact on the value of the consideration to P&O.

4. P&O is a major international logistics and transport company founded in 1837. Its fastest growing business is the development of container ports around the world. P&O provides cold logistics services internationally and is the leading ferry operator in the UK. It currently owns half of PONL. P&O also has some international property development interests. P&O has its head office in London and its deferred stock units are traded on the London Stock Exchange.

5. Citigroup Global Markets Limited and N M Rothschild & Sons, which are regulated by the Financial Services Authority, are acting as P&O's financial advisers and for no-one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or N M Rothschild & Sons respectively or for providing advice in relation to the transaction

This announcement is not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in the United States, Australia, Canada, Ireland, South Africa or Japan.

This announcement is not an offer of securities for sale or a solicitation of an offer to purchase securities in the United States. The rights (the "Rights") to purchase ordinary shares in Royal Nedlloyd N.V. (the "Shares") and the Shares may not be offered or sold in the United States unless registered under the Securities Act of 1933 or pursuant to an exemption from such registration. There will be no public offer of Rights or Shares in the United States.

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. The offer to acquire shares in Royal Nedlloyd N.V. pursuant to the proposed rights issue will be made solely on the basis of information that will be contained in the prospectus to be published in connection with such issue.

(ends)